EXHIBIT 2.1

Investor Letter November 1, 2010

Carl E. Berg

Re: Investment in Via Automotive, Inc.

Dear Mr. Berg:

     This letter confirms that Via Automotive, Inc. (“Via Automotive”), a new Delaware corporation, has been formed for the purpose of developing a new and independent electric vehicle company, purchasing the business that presently constitutes the Transportation and Industrial Segment of Raser Technologies, Inc. (the “EV Business”) consisting of electric vehicle technology, employees, assets, and customers; and funded with capital investment by existing and new investors (“Investor Group”) on mutually agreeable terms.

     As was publically announced, Raser Technologies, Inc. (“Raser”) is well along in the process of forming Via Automotive and splitting the EV Business from Raser and its other businesses (renewable energy and related). The transaction will be subject to approval by Raser’s board of directors, and their receipt of a satisfactory valuation of the EV Business and “fairness opinion” for the sale of the EV Business to Via Automotive (the “Valuation Conditions”) on terms that include the following:

     1a. Investment Transaction—Basic Terms. Via Automotive has been formed as a Delaware corporation, and will be initially capitalized on or before November 1, 2010, with an investment of $1 million by the Investor Group, $500,000 of which will be transferred to Raser as a downpayment for the purchase of the EV Business and $500,000 of which will used for costs of Via Automotive according to their approved budget. The Investor Group will commit to invest the following initial capital (the “Initial Capital”) in Via Automotive, with uses as follows:

		Via Operating	Payment to
Date	Investment	Capital	Raser
November 1, 2010	$1,000,000	$ 500,000	$ 500,000
November 20, 2010	$2,000,000	$1,000,000	$1,000,000
December 20, 2010	$1,500,000	$ 500,000	$1,000,000
	$4,500,000	$2,000,000	$2,500,000

In addition to the foregoing $4.5 million aggregate investment by the Investor Group, for which the Investor Group shall be issued 61% of the common shares of Via Automotive. Via Automotive will require additional equity investment of not less than $10 million (the “Additional Initial Capital”). Equity or equity-linked securities of Via Automotive issued to investors funding the Additional Initial Capital, shall dilute only the 61% of the common equity initially issued to the Investor Group and shall not dilute the 39% of the common equity initially issued to Raser in connection with the acquisition by Via Automotive of the EV Business (see below).

     b. EV Business Acquisition – Basic Terms. Via Automotive will purchase the entire EV Business pursuant to an Asset Purchase Agreement (the “Purchase Agreement”) for $2.5 million in cash ($1.5 million to be paid at closing and $1 million to be paid on or before December 20, 2010), the assumption of certain identified liabilities, and the issuance to Raser of 39% of the common shares of Via Automotive. The transaction and Purchase Agreement would include the terms set forth in Exhibit A and as otherwise mutually agreed to by the parties, with closing to occur on or before November 22, 2010.

2. Access; Confidentiality; Certain Limitations. Raser will afford the Investor

Group access to its EV Business personnel, properties, contracts, books and records and all other documents and data, subject to a Confidentiality Agreement to be executed.

     3. Costs. Raser and the Investor Group will be responsible for and bear all of their respective costs and expenses incurred at any time in connection with pursuing or consummating the proposed transaction.

     4. Governing Law. This letter will be governed by and construed under the laws of the State of Utah without regard to the laws of that jurisdiction that would make such choice ineffective.

     5. Termination. This letter will remain in effect from the date this letter is signed on behalf of the Investor Group (the “Signing Date”) until terminated by written agreement signed by Raser and the Investor Group, or upon notice from Raser to the Investor Group, delivered no later than November 30, 2010, that the Valuation Conditions cannot be satisfied. The termination of this letter will not affect the liability of a party for breach of any of numbered paragraphs 2 through 4 and 7 through 8 prior to the termination. Upon termination of this letter, the parties will have no further obligations hereunder, except for those in numbered paragraphs 2 through 4 and 7 through 8, which will survive any such termination. The Investor Group’s investment will be returned and a breakup fee of $5 million paid in the event of cancellation.

     6. Binding Agreement. This letter of understanding is intended to legally bind Raser and the Investor Group, subject only to the satisfaction of the Valuation Conditions and the execution of definitive transaction documentation, including an appropriate Purchase Agreement, Shareholders’ Agreement and related documents.

     7. Entire Agreement. This letter constitutes the entire agreement between the parties and supersedes all prior oral or written agreements, understandings, representations and warranties and courses of conduct and dealing between the parties on the subject matter hereof. This letter may be amended or modified only by a writing executed by all of the parties.

     8. Counterparts. This letter may be executed in one or more counterparts, each of which will be deemed to be an original of this letter and all of which, when taken together, will be deemed to constitute one and the same letter.

     If you are in agreement with the foregoing, please sign and return one copy of this letter, which thereupon will constitute our understanding with respect to its subject matter.

Very truly yours, Raser Technologies, Inc.

By: /s/ Nicholas Goodman Name: Nicholas Goodman Title: CEO

Accepted and Agreed, November 2, 2010. For the Investor Group

By: /s/ Carl E. Berg Name: Carl E. Berg Title: _______________________________

EXHIBIT A TO RASER/INVESTOR GROUP LETTER OF INTENT

Key Transaction Terms

     1. Formation of Via Automotive, Inc (“Via Automotive”). Via Automotive was formed on or before October 20, 2010 as a Delaware corporation, with 250 million shares of authorized common stock and 5 million shares of authorized “blank check” preferred stock. Via Automotive will be “public ready” with appropriate articles, bylaws, auditors and counsel. Per discussions with the Investor Group, Raser has deferred preparing a draft registration statement, the timing and cost of any filing to be subject to approval by the Via Automotive board of directors.

2. Initial Capitalization of Via Automotive. The Investor Group will capitalize Via

Automotive initially with $4.5 million on or before December 20, 2010, as provided above, in consideration for which the Investor Group will be issued initially 61% of the issued common stock of Via Automotive. Via Automotive will require additional equity investment of not less than $10 million (the “Additional Initial Capital”). Equity or equity-linked securities of Via Automotive issued to investors funding the Additional Initial Capital shall dilute only the 61% of the common equity initially issued to the Investor Group and shall not dilute the 39% of the common equity initially issued to Raser in connection with the acquisition by Via Automotive of the EV Business.

     3. Purchase of EV Business. Via Automotive will enter into a Purchase Agreement with Raser for the purchase of Raser’s EV Business for $2.5 million cash, the assumption of certain identified liabilities, and the issuance to Raser of 39% of the issued common stock of Via Automotive. Closing will occur on or before November 22, 2010. The EV Business transferred will include all of Raser’s right, title and interest in and to associated intellectual property (“IP”), technology, order book, employees, PG&E contract, Hummer electric vehicle, 2 Silverado electric vehicles in development, AVL and other contracts, furniture, fixtures and equipment, and all other associated tangible and intangible assets and rights. Raser will also assign to Via Automotive the $250k GM receivable, and the AVL payable of approximately $445k, FEV payable of $100k, and other payables of approximately $60k. Raser will indemnify and hold harmless Via Automotive from and against any pre-closing liabilities. Raser and the Investor Group will receive piggyback registration rights on their common stock held in Via Automotive. The Purchase Agreement will also contain other standards representations and warranties and will address the Employee Matters on Schedule 1 attached, the Governance Board and Management Matters in Par. 5 below, and provide that for a period of 3 months after the closing on the acquisition of the EV Business, unless earlier terminated by written notice from Via Automotive to Raser, Raser shall provide accounting, tax preparation and administrative services to Via Automotive, at a cost to be agreed.

     4. Registration. It is contemplated that a registration statement for Via Automotive common shares will be filed in 2011 with the goal to go effective Q2 2011. However, ultimate determination of the timing and approach will be decided by the Via Automotive board of directors on a going-forward basis, with no registration obligation (other than Raser and Investor Group piggyback rights) included as part of the Purchase Agreement.

5. Governance; Board and Management. The Via Automotive board will consist of

5 directors, 2 to be appointed by Raser and 3 to be appointed by the Investor Group. Committee charters, policies and procedures will be implemented consistent with public company requirements.

     b. The parties will enter into a shareholders’ agreement (“Shareholders’ Agreement”), or provide in the bylaws for Via Automotive, that a supermajority vote of the directors will be required: (i) to issue additional equity (except for (x) the issuance of the equity or equity-linked securities to investors funding the Additional Initial Capital (not less than $10 million), which shall dilute only the 61% of the common equity initially issued to the Investor Group and shall not dilute the 39% of the common equity initially issued to Raser, and (y) the issuance of up to 20% to officers, directors, employees and consultants pursuant to an equity compensation plan that shall ratably dilute both the 61% interest of the Investor Group and Raser’s 39% interest); (ii) for any merger, change of control or other fundamental corporate transaction; (iii) removal of any director; (iv) within the first 12 months after the closing, termination of the Transition CEO or reduction of Transition CEO’s compensation; or (v) amendments to the articles of incorporation or bylaws of Via Automotive.

     c. Shareholders’ Agreement also to confirm that parties will nominate each other’s designated directors, and vote their shares for the election of the same at the annual meeting and provide customary minority investor protections.

6.	Post-Closing Capitalization Table. The post-closing capitalization table of Via
Automotive will be as follows:

	Investor Group	61%
	Raser	39%
	Total	100%

     Up to 20% of the issued common stock of Via Automotive can be allocated to an equity compensation plan approved by the Via Automotive board of directors for equity based grants/issuances to directors, officers, employees and consultants of Via Automotive, ratably diluting Raser and the Investor Group. Board and Management shares will be a combination of stock and options as determined in discussions with the Investor Group.

     7. Pro-Forma Post-Closing Balance Sheet. A pro-forma post-closing balance sheet will be developed and included as part of the definitive closing documents.